SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

88642R109
(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100 New York, New York 10165 212-986-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 22 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 88642R109	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS
Robert E. Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,092

	8	SHARED VOTING POWER
2,889,847

	9	SOLE DISPOSITIVE POWER
7,092

	10	SHARED DISPOSITIVE POWER
2,889,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,896,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants (as defined herein) as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,886,847

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,886,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,886,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,884,447

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,884,447

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,884,447

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS
Robotti Securities, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,400

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, BD

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS
Suzanne Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,169

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
12,169

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,533,337

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,533,337

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,337

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
973,582

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
973,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
973,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
559,755

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
559,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
559,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act. See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 10 of 22 Pages

1	NAMES OF REPORTING PERSONS
Suzanne and Robert Robotti Foundation, Inc.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act. See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 11 of 22 Pages

1	NAMES OF REPORTING PERSONS
Alice N. Gran*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
100

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act. See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 12 of 22 Pages

1	NAMES OF REPORTING PERSONS
James O’Leary*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,514

	8	SHARED VOTING POWER
63,687

	9	SOLE DISPOSITIVE POWER
20,514

	10	SHARED DISPOSITIVE POWER
63,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act. See Items 5(a) and (b) for details.

SCHEDULE 13D
CUSIP No. 88642R109	Page 13 of 22 Pages

              This Statement on Schedule 13D Amendment No. 4 (this “Amendment No. 4”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Amendment No. 4 amends the initial Statement of Beneficial Ownership on Schedule 13D (the “Initial Statement”) relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), including shares of Common Stock underlying Series A and B Warrants and under certain warrants issued to persons not known to be U.S. Citizens who were holders of certain debt and leaseback obligations of the Issuer (the “New Creditor Warrants,” and together with the Series A and B Warrants, the “Warrants”), of Tidewater Inc. (the “Issuer”), filed on October 28, 2019 with the Commission, as amended by Amendment No. 1 thereto, filed with the Commission on February 6, 2020, as amended by Amendment No. 2 thereto, filed with the Commission on June 3, 2020, as amended by Amendment No. 3 thereto, filed with the Commission on March 12, 2021, as specifically set forth herein (as so amended, the “Amended Statement”). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended to add the following:

                 In connection with the Cooperation Agreement defined and described in Item 4 below, Alice N. Gran and James O’Leary are no longer members of the Section 13(d) group and shall each cease to be a Reporting Person immediately after the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6, below.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 14 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 6,018 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,074 Warrants directly beneficially held by Mr. Robotti is approximately $155,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 1,081,111 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 269,999 Warrants directly beneficially held by Robotti Advisors (not including shares, Warrants and 8% Senior Secured Notes Due August 2022 (“Senior Secured Notes”) beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $21,631,000. (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Robotti Advisors (other than those directly held by RIC and RI and disclosed below) were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 2,400 shares of Common Stock beneficially held by Robotti Securities, LLC is approximately $45,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Securities were paid for using its working capital.

The aggregate purchase price of the 10,881 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,288 Warrants directly beneficially held by Mrs. Suzanne Robotti is approximately $181,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 894,609 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 78,973 Warrants and $455,965 in principal amount of new Senior Secured Notes directly beneficially held by RIC is approximately $11,422,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 521,030 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 38,725 Warrants and $245,620 in principal amount of new Senior Secured Notes directly beneficially held by RI is approximately $6,295,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 3,000 shares of Common Stock beneficially held by Robotti Foundation is approximately $48,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its personal funds.

The aggregate purchase prices set forth in this Item 3 relating to RIC and RI reflect certain cost basis adjustments due to the exchange of the Issuer’s Credit Agreement Revolving Credit Commitment and Term Loan A as a consequence of the 2017 plan of reorganization of the Issuer.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 15 of 22 Pages

Item 4.	Purpose of the Transaction

Item 4 of the Amended Statement is hereby amended to add the following:

On May 3, 2021, the Reporting Persons entered into a Cooperation Agreement (“Cooperation Agreement”) with the Issuer.  Pursuant to the Cooperation Agreement, the Issuer has agreed to increase the size of its Board of Directors (“Board”) from seven to eight directors, to nominate Mr. Robotti to its Board for election at the Issuer’s 2021 Annual Meeting of Stockholders (“2021 Annual Meeting”) and, upon his election, to appoint Mr. Robotti to serve on the Compensation Committee of the Board (subject only to Mr. Robotti’s satisfaction of the requirements of the New York Stock Exchange and applicable law which shall be determined by the Board and any applicable committee of the Board prior to the 2021 Annual Meeting).  Pursuant to the Cooperation Agreement, the Reporting Persons have agreed to withdraw their nomination of persons for election as directors of the Issuer at the Issuer’s 2021 Annual Meeting and their demand for certain stockholder list information relating to the Issuer, to vote in favor of the Issuer’s nominees and proposals except as described below, and to abide by certain other customary standstill provisions.

The Reporting Person’s rights and the Issuer’s obligations under the Cooperation Agreement to nominate Mr. Robotti at the 2021 Annual Meeting and appoint Mr. Robotti to the Compensation Committee are conditioned on the Reporting Persons’ Net Long Position (as defined in the Cooperation Agreement) not falling at any time below 1,425,025 shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), representing 3.5% of the outstanding shares of Common Stock as of the effective date of the Cooperation Agreement (the “Minimum Ownership Threshold”), subject to certain exceptions set forth in the Cooperation Agreement.  In addition, if at any time the Reporting Persons’ Net Long Position falls below the Minimum Ownership Threshold, Mr. Robotti shall immediately tender his resignation letter as a director to the Board which letter has been delivered in advance. During the term of the Cooperation Agreement, the size of the board shall not exceed nine (9) directors without the unanimous written consent of all of the directors on the Board, other than in connection with any merger or acquisition approved by a majority of the directors then serving on the Board.

With respect to each annual or special meeting of the Issuer’s stockholders during the term of the Cooperation Agreement, the Reporting Persons agreed to vote the shares of Common Stock it holds in accordance with the Board’s recommendations on proposals regarding the election or removal of directors (each such proposal, a “Director Proposal”) and any other proposal to be submitted to the stockholders by either the Issuer or any stockholder of the Issuer.  The Reporting Persons may, however, vote in accordance with the recommendation of Institutional Shareholder Services Inc. or Glass Lewis & Co., LLC if it differs from the Board’s recommendation with respect to any proposal submitted by the Issuer or any of its stockholders (other than a Director Proposal) and the Reporting Persons may vote in their discretion on certain extraordinary transactions.

The Reporting Persons have also agreed to certain customary standstill provisions prohibiting them from, among other things, (i) making certain announcements regarding or proposing certain extraordinary transactions relating to the Issuer, (ii) soliciting proxies, (iii) selling securities of the Issuer outside of the public markets which results in any third party owning more than 4.9% of the outstanding shares of the Common Stock (subject to certain exceptions set forth in the Cooperation Agreement), (iv) taking actions to change or influence the Board, Issuer management or the direction of certain Issuer matters other than Mr. Robotti in his capacity as a director, and (v) exercising certain stockholder rights.

The Issuer agreed to reimburse the Reporting Persons for their reasonable, documented out-of-pocket fees and expenses incurred in connection with the 2021 Annual Meeting and the negotiation and execution of the Cooperation Agreement, in an amount not to exceed $200,000 in the aggregate.

SCHEDULE 13D
CUSIP No. 88642R109	Page 16 of 22 Pages

The Cooperation Agreement will terminate on the date that is the earlier of (i) one hundred fifty (150) days prior to the 2022 annual meeting of stockholders of the Issuer (the “2022 Annual Meeting”) and (ii) one hundred fifty (150) days prior to the first anniversary of the 2021 Annual Meeting, except that if the Issuer notifies the Reporting Persons that the Board has determined to nominate Mr. Robotti for election at the 2022 Annual Meeting by no later than the earlier of (i) one hundred sixty-five (165) days prior to the 2022 Annual Meeting and (ii) one hundred sixty-five (165) days prior to the first anniversary of the 2021 Annual Meeting, the term of the Cooperation Agreement will be extended until the date that is the earlier of (i) one hundred fifty (150) days prior to the 2023 annual meeting of stockholders of the Issuer and (ii) one hundred fifty (150) days prior to the first anniversary of the 2022 Annual Meeting.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is filed herewith as Exhibit 8 to this Statement and incorporated herein by reference.

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SCHEDULE 13D
CUSIP No. 88642R109	Page 17 of 22 Pages

Item 5.	Interest in Securities of the Issuer

 Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of May 3, 2021, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person(1)	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robert Robotti (2)(3)(4)(6)(7)(8)	2,896,939	7,092	2,889,847	7.04%
Robotti & Company, Incorporated (3)(4)(6)(7)	2,886,847	0	2,886,847	7.02%
Robotti & Company Advisors, LLC (3)(6)(7)	2,884,447	0	2,884,447	7.01%
Robotti Securities, LLC (4)	2,400	0	2,400	**
Suzanne Robotti (5)(8)	15,169	12,169	3,000	**
Ravenswood Management Company, L.L.C. (6)(7)	1,533,337	0	1,533,337	3.75%
The Ravenswood Investment Company, L.P.(6)	973,582	0	973,582	2.39%
Ravenswood Investments III, L.P.(7)	559,755	0	559,755	1.37%
The Suzanne and Robert Robotti Foundation, Inc. (8)	3,000	0	3,000	**

*Based on the aggregate of (i) 40,731,777 shares of Common Stock, $0.001 Par Value per share, outstanding as of April 12, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K/A Amendment No. 1, for the year ended December 31, 2020 and filed with the Commission on April 30, 2021, plus (ii) the number of shares of Common Stock underlying the Warrants beneficially owned by the Reporting Person, as required by Rule 13d-3(d)(1)(i) (“Rule 13d-3(d)(1)(i)”) under the Act.
** Less than 1%

(1)  Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)  The aggregate number of shares includes 1,074 shares of Common Stock underlying 1,074 Warrants directly beneficially owned by Mr. Robotti, but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti’s wife as set forth in footnote (5) below, all of which shares Mr. Robotti disclaims beneficial ownership.  Mr. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 6,018 shares of Common Stock directly beneficially owned by him.  Upon exercise of the Warrants directly beneficially owned by him, Mr. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

SCHEDULE 13D
CUSIP No. 88642R109	Page 18 of 22 Pages

(3)  The aggregate number of shares includes 269,999 shares of Common Stock underlying 269,999 Warrants directly beneficially owned by the advisory clients of Robotti Advisors.  Each of Mr. Robotti and Robotti Company share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of 1,081,111 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.  Upon exercise of the Warrants directly beneficially owned by the advisory clients of Robotti Advisors, each of Mr. Robotti and ROBT will share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(4)  The aggregate number of shares includes 2,400 shares of Common Stock directly beneficially owned by Robotti Securities.  Each of Mr. Robotti and ROBT share with Robotti Securities the power to dispose or direct the disposition, and to vote or direct the vote, of 2,400 shares of Common Stock directly beneficially owned by Robotti Securities.

(5)  The aggregate number of shares includes 1,288 shares of Common Stock underlying 1,288 Warrants directly beneficially owned by Suzanne Robotti, but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti and set forth in footnote (2) above, all of which shares Mrs. Robotti disclaims beneficial ownership.  Mrs. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 10,881 shares of Common Stock directly beneficially owned by her.  Upon exercise of the Warrants directly beneficially owned by her, Mrs. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(6)  The aggregate number of shares includes 78,973 shares of Common Stock underlying 78,973 Warrants directly beneficially owned by RIC.  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of 894,609 shares of Common Stock directly beneficially owned by RIC.  Upon exercise of the Warrants directly beneficially owned by RIC, Mr. Robotti, ROBT, Robotti Advisors and RMC will share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(7)  The aggregate number of shares includes 38,725 shares of Common Stock underlying 38,725 Warrants directly beneficially owned by RI.  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of 521,030 shares of Common Stock directly beneficially owned by RI.  Upon exercise of the Warrants directly beneficially owned by RI, Mr. Robotti, ROBT, Robotti Advisors and RMC will share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(8)  The aggregate number of shares includes 3,000 shares of Common Stock directly beneficially owned by the Robotti Foundation.  Each of Mr. and Ms. Robotti shares with Robotti Foundation the power to dispose or direct the disposition, and to vote and direct the vote, of 3,000 shares of Common Stock directly beneficially owned by Robotti Foundation..

               (c)  There were no transactions by the Reporting Persons in the shares of Common Stock that were effected since the most recent filing of Schedule 13D.*

               * Since the most recent filing of Schedule 13D, one or more accounts which held a total of 8,361 shares of Common Stock and 3,225 Warrants, ceased being an advisory client of Robotti Advisors and one or more accounts which held a total of 3,000 shares of Common Stock and 3,222 Warrants, became an advisory client of Robotti Advisors.

SCHEDULE 13D
CUSIP No. 88642R109	Page 19 of 22 Pages

(d) Robotti Advisors’ advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer’s Common Stock.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended to add the following:

Each of the Reporting Persons is a party to the Cooperation Agreement described in Item 4 above.  The description of the Cooperation Agreement in Item 4 is incorporated herein by reference.

Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of May 3, 2021 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Amendment No. 4 and any and all amendments and supplements hereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 9 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Statement is hereby amended to add the following:

This filing includes the following exhibits:

8.
Cooperation Agreement made and entered into as of May 3, 2021, by and among Tidewater, Inc., a Delaware corporation, on the one hand, and Robotti & Company, Incorporated, a New York corporation, Robotti & Company Advisors, LLC, a New York limited liability company, Robotti Securities, LLC, a New York limited liability company, Ravenswood Management Company, L.L.C., a New York limited liability company, The Ravenswood Investment Company, L.P., a Delaware limited partnership, Ravenswood Investments III, L.P., a New York limited partnership, the Suzanne and Robert Robotti Foundation, Inc., a Delaware non-profit corporation, Suzanne Robotti and Robert E. Robotti, on the other hand.

9.
Amended and Restated Joint Filing Agreement dated as of May 3, 2021 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and Suzanne and Robert Robotti Foundation, Inc.

SCHEDULE 13D
CUSIP No. 88642R109	Page 20 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 3, 2021

/s/ Robert E. Robotti	/s/ Suzanne Robotti
Robert E. Robotti	Suzanne Robotti

Robotti & Company, Incorporated	Suzanne and Robert Robotti Foundation, Inc.

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: Director

Robotti & Company Advisors, LLC	Robotti Securities, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

/s/ James O’Leary
Ravenswood Management Company, L.L.C.	James O’Leary

By:	/s/ Robert E. Robotti	/s/ Alice N. Gran
	Name: Robert E. Robotti	Alice N. Gran
Title: President and Treasurer

The Ravenswood Investment Company, L.P.	Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.L.C., General Partner	By:	Ravenswood Management Company, L.L.C., General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director

SCHEDULE 13D
CUSIP No. 88642R109	Page 21 of 22 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Robotti Securities, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated
60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Suzanne and Robert Robotti Foundation, Inc.

Name:	Robert E. Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

SCHEDULE 13D
CUSIP No. 88642R109	Page 22 of 22 Pages

Exhibit Index

The following documents are filed herewith and previously filed:

	Exhibit	Page
1.
Joint Filing Agreement dated as of October 27, 2019 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
Previously Filed

2.	Letter dated October 25, 2019, from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.	Previously Filed

3.
Amended and Restated Joint Filing Agreement dated as of February 4, 2020 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
Previously Filed

4
Amended and Restated Joint Filing Agreement dated as of June 2, 2020 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and Suzanne and Robert Robotti Foundation, Inc.
Previously Filed

5.	Letter dated June 2, 2020 from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.	Previously Filed

6.	The Ravenswood Investment Company, LP’s Notice of Intent to Nominate Directors, dated March 9, 2021, to Tidewater, Inc.	Previously Filed

7.
Amended and Restated Joint Filing Agreement dated as of March 9, 2021 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Suzanne and Robert Robotti Foundation, Inc., Alice N. Gran and James O’Leary.
New Exhibit description
Previously Filed

8.
Cooperation Agreement made and entered into as of May 3, 2021, by and among Tidewater, Inc., a Delaware corporation, on the one hand, and Robotti & Company, Incorporated, a New York corporation, Robotti & Company Advisors, LLC, a New York limited liability company, Robotti Securities, LLC, a New York limited liability company, Ravenswood Management Company, L.L.C., a New York limited liability company, The Ravenswood Investment Company, L.P., a Delaware limited partnership, Ravenswood Investments III, L.P., a New York limited partnership, the Suzanne and Robert Robotti Foundation, Inc., a Delaware non-profit corporation, Suzanne Robotti and Robert E. Robotti, on the other hand.
Filed Herewith

9.
Amended and Restated Joint Filing Agreement dated as of May 3, 2021 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and Suzanne and Robert Robotti Foundation, Inc.
Filed Herewith